Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

03007437

10 February 2003

RECEIVED
FEB 1 9 2003
187
SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

dlw 3/18

HALF YEARLY REPORT
FOR THE HALF YEAR ENDING 31 DECEMBER 2002

The directors present their report together with the consolidated accounts of the economic entity, being the Company ("Cue") and its controlled entities, for the half year ended 31 December 2002.

HALF YEARLY HIGHLIGHTS

Indonesia

- Subsequent to the end of the half year, a Heads of Agreement was signed for the sale of Oyong gas to PT Indonesia Power at Grati.
- A draft Oyong plan of development was completed and other development studies progressed.
- 2D seismic was acquired over the Wortel and Mangga prospects in Sampang PSC.
- Subsequent to the end of the half year approximately 1000km of infill 2D seismic was acquired over other prospects.

Papua New Guinea

- Revenue of US$1,856,393 was received during the half year for sales of SE Gobe oil.
- Oil was discovered in the Iagifu sandstone in Bilip -1 in PPL190.
- Retention leases were granted over the Kimu and Barikewa gas fields.
- Subsequent to the end of the half year, additional gas injection compression was commissioned at SE Gobe field.

CONSOLIDATED RESULTS

The consolidated profit of the economic entity for the half year amounted to NZ12,293.

DIRECTORS

The directors of the Company in office during and since the half year are as follows:

Richard Tweedie (Chairman)
E Geoffrey Albers
Ken Hoolihan
Leon Musca

SEC RECEIVED FEB 19 2003 WASH. D.C.

REVIEW OF OPERATIONS

1. PRODUCTION

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

SE Gobe Unit, PNG (3.285646% Interest, over lift interest 3.8565%)
Operator: Chevron

Cue's oil production revenue received during the half year from the SE Gobe oil field in PNG was US1,856,393 and equated to 70,727 barrels. Cue did not have any hedging arrangements in place during the half year.

At the end of the half year, the SE Gobe field was producing at a rate of approximately 9,500 - 10,000 barrels of oil per day (Cue's net interest is approximately 366-386 barrels of oil per day).

Subsequent to the end of the half year, additional gas compression was commissioned which has increased the oil production rate to around 11,000 barrels of oil per day (Cue share 424 barrels of oil per day).

During the half year, the SE Gobe -10 ST-1 well was drilled and completed but flowed mainly water and has been shut in.

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

A draft plan of development for the Oyong field was completed during the half year. The plan of development contemplates separate but concurrent oil and gas production. Tenders for environmental studies were received and a contractor for reserves certification chosen. Front End Engineering Design tender documents were issued towards the end of the half year. Front End Engineering Design for the Oyong development is expected to be completed around the end of first quarter 2003 with a final development decision around mid year 2003 and first gas and oil production around the end of the third quarter 2004.

Subsequent to the end of the half year, a Heads of Agreement for a gas sale from Oyong was signed with PT Indonesia Power at Grati. The sale is for a minimum of 60 million cubic feet of gas per day, which will be delivered to Grati, 60 km south west of Oyong, where Indonesia Power has a gas turbine electricity generating facility. The payment for the sale, which is for all the gas reserves of the field, will be in US dollars.

Santos has estimated that Oyong contains 90 billion cubic feet of recoverable gas with an initial, conservative, recovery of 5 million barrels of oil from the 80 million barrels of oil that are estimated to be in place in the oil column. Oyong has a 120 metre gas column underlain by a 38 metre oil column. The gas will be produced from three central wells and the oil initially from 2 or 3 horizontal wells. Because of the unique nature of the globigerina grainstone limestone reservoir, for which there is no producing analogue in the world, the oil wells will be initially produced at moderate rates to determine reservoir performance. Additional horitzontal oil wells will be drilled as required and additional oil reserves may be produced, depending on field performance.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity during the half year.

PPL 189 - Papuan Basin, PNG (14.894% Interest)

PRL 9 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

On 18 December 2002, the Minister for Petroleum and Energy, Papua New Guinea granted a five year Retention Licence (PRL9) over the Barikewa gas field.

The Barikewa gas field is estimated to contain recoverable gas volumes in excess of 800 billion cubic feet (Cue net share approximately 120 billion cubic feet) and is located approximately 3 kilometres from the proposed route of the PNG to Queensland gas pipeline.

Negotiations continued on the application for a new licence (APPL229) over nine graticular blocks to the east of the Retention Licence area.

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

Bilip -1 spudded on 17 October 2002. The well was designed to primarily test an upper hanging wall objective similar in style to the SE Gobe field and to the Saunders -1 oil discovery in PDL -4 and potentially, a deeper more risky sub thrust footwall objective. The Bilip structure straddles the boundary of PDL -4 and PPL190.

The well was approved to a total depth of 2480 metres drill depth, but with the expectation that a decision to deepen to a total depth of approximately 3450 metres drill depth would be taken after the penetration of the upper objective.

Bilip -1 encountered the primary objective Iagifu sandstone at a depth of 2422 metres drill depth, at the deeper end of the predicted depth range. Hydrocarbon shows and subsequent logs indicated an approximately 30 metre gross hydrocarbon column above an oil water contact at 2453 metres drill depth.

The well was then drilled to 2812 metres drill depth after penetrating the master thrust fault at around 2760 metres drill depth, at which time a decision was made to deepen the well. Cue declined to participate in the deepening of the well to test the deeper objective, as it considered the substantial additional cost and consideration of risk versus reward did not warrant its participation in the deepening. The well subsequently reached a total depth of 3350 metres drill depth without encountering significant hydrocarbons in the deeper section.

A cement plug was set in the deeper section and a closed chamber drill stem test conducted in the Iagifu Sandstone reservoir over the interval 2,445 to 2,448 metres. During a 22 minute flow period, an estimated stock tank oil volume of 30.5 barrels was produced giving an estimated average flow rate of 2,000 stock tank barrels of oil per day. Oil gravity is 46 API and estimated solution gas/oil ratio is 1200 standard cubic feet per stock tank barrel.

Analysis by the operator of additional wireline pressure points in the Iagifu reservoir has confirmed an oil water contact at 2453 metres but now shows that there is a gas oil contact at 2437 metres drill depth, giving a 16 metre gross oil column over lain by 15 metres of gas to the top of the sand at 2422 metres drill depth.

The well has been cased and suspended as a future oil producer. The operator is currently considering production options for the discovery.

PPL 8 - Papuan Basin, PNG (10.72% Interest)

(formerly PPL 193)

Operator: Oil Search

On 18 December 2002, the Minister of Petroleum and Energy, Papua new Guinea granted a five year Retention Licence (PRL8) over the Kimu gas field. Cue holds a 10.72% interest in the Retention Licence and in the Kimu field, which has been estimated by the operator to hold recoverable gas volumes in excess of 1 trillion cubic feet (Cue net share approximately 107 billion cubic feet).

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the half year.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

During the half year, additional 2D seismic was acquired over the Mangga (West Anggur) prospect. The survey lines were designed to delineate a structural closure at the Mundu formation level that has been mapped up dip from oil and gas shows that were encountered in the Mundu formation in the Anggur -3 well, which was drilled in September 2001.

The Mangga 2D seismic was acquired in conjunction with a seismic site survey over the Wortel (Oyong Barat) prospect, which is situated approximately seven kilometres west of the Oyong oil and gas discovery.

Interpretation of the 2002 seismic data over the Mangga prospects confirmed that it is a candidate for 2003 drilling. Plans to drill one or two exploration wells in December had to be deferred as the required seafloor clearance survey could not be completed in time.

On 4 January 2003, acquisition of approximately 1000km of infill 2D seismic began over a number of prospects that are candidates for 2003 exploration drilling, which is expected to begin around mid year. Acquisition was completed on 18 January 2003

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity during the half year. The Bob -1 exploration well began drilling in the permit on 14 January 2003 and was subsequently plugged and abandoned as a non commercial gas discovery in Triassic Mungaroo sandstones.

4 CORPORATE

The Annual General Meeting of Shareholders was held in Wellington, New Zealand on 21 November 2002. Mr Tweedie and Mr Hoolihan were re-elected as Directors.

By Order of the Board

Andrew Knox
Public Officer

10 February 2003

APPENDIX I (Rule 10.4)

PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

CUE ENERGY RESOURCES LIMITED

For Half Year Ended 31 December 2002

(referred to in this report as the "current half year")

Preliminary **half year** report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and **gives** a true and fair view of the matters to which they relate and is based on accounts subjected to audit review.

If the report is based on audited accounts, a statement is required of any material qualification made by the auditor is to be attached.

The Listed Issuer **has** a formally constituted Audit Committee of the Board of Directors.

	[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]	CONSOLIDATED OPERATING STATEMENT		
		Current half year $NZ'000	Up/Down %	Previous corresponding half year $NZ'000
1	**OPERATING REVENUE**			
(a)	Sales revenue	3,778	(19)	4,684
(b)	Other revenue	72	(99)	7,881
(c)	Total operating revenue	3,850	(69)	12,565
2(a)	**OPERATING SURPLUS/(DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	224	(91)	4,137
(b)	Unusual items for separate disclosure	-	(100)	1,026
(c)	**OPERATING SURPLUS/(DEFICIT) BEFORE TAX**	224	(96)	5,163
(d)	Less tax on operating profit	212	(66)	622
(e)	Operating surplus/(deficit) after tax but before minority interests	12	(99)	4,541
(f)	Less minority interests	-	-	-
(g)	Equity earnings [detail in item 19 below]	-	-	-
(h)	**OPERATING SURPLUS/(DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	12	(99)	4,541
3(a)	Extraordinary Items after tax [detail in 6(a) below]	-	-	-
(b)	Less Minority Interest	-	-	-
(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	-	-	-
4(a)	**TOTAL OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]**	12	(99)	4,541
(b)	Operating Surplus/(Deficit) and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	-	-	-
(c)	**OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]**	12	(99)	4,541

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR HALF YEAR

	CONSOLIDATED	
# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on report (loss)	Current half year $NZ'000	Previous Corresponding Half year $NZ'000
(a) Interest revenue included in Item 2(a) above	72	70
(b) # Interest revenue included in 5(a) above but not yet received	14	11
(c) Interest expense included in Item 2(a) above (include all forms of interest, lease finance charges, etc.)	-	785
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	-	-
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	1,885	4,953
(f) Depreciation including all forms of amortisation and writing down of property/investment	1,377	1,621
(g) Write-off of intangibles	-	-
(h) Unrealised changes in value of investments	116	95

6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

Items of revenue or expense which are of such size and incidence or such nature that their disclosure is necessary to explain the performance of the entity - as required by FRS9

Details and Comments	GROUP - CURRENT HALF YEAR		
	Before Tax $NZ'000	**Related Income Tax $NZ'000**	**After Tax $NZ'000**
Unusual Items	-	-	-
Total Unusual items	-	-	-
Extraordinary Items	-	-	-
Total extraordinary items	-	-	-

6(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current half year Sales revenue affected by lower production.

ii. Significant trends or events since end of current half year Heads of Agreement signed for sale of gas from the Sampang PSC.

iii. Changes in accounting policies since last Annual Report and/or last Half Yearly Report to be disclosed Nil

7. **EARNINGS PER SHARE**

	CONSOLIDATED	
	Current half year NZ	Previous Corresponding half year NZ
Earnings in cents per ordinary share based on the weighted average number of shares on issue during the period and Operating *profit (loss) after tax attributable to members of Listed Issuer [Item 2(h) above] after deducting therefrom any provision for preference dividends.	Nil	1.36

8(a) **MATERIAL ACQUISITIONS OF SUBSIDIARIES** :

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated *profit (loss) and extraordinary.

iii) Date from which such contribution has been calculated.

iv) Operating *profit (loss) and extraordinary items after tax of the subsidiary for the previous corresponding half year.

(b) **MATERIAL DISPOSALS OF SUBSIDIARIES** [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated operating *profit (loss) and extraordinary items after tax from operation of subsidiary. $ ____________

iii) Date to which such contribution has been calculated. ____________

iv) Contribution to consolidated operating *profit (loss) and extraordinary items after tax for the previous corresponding half year. $ ____________

v) Contribution to consolidated operating *profit (loss) and extraordinary items from sale of subsidiary. $ ____________

9. **REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS**

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provision of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report.

GEOGRAPHIC SEGMENTS	PNG $NZ'000	AUSTRALIA $NZ'000	NEW ZEALAND $NZ'000	INDONESIA $NZ'000	TOTAL $NZ'000
Operating revenue:					
Sales to customers outside the group	3,778	-	-	-	3,778
Unallocated	-	72	-	-	72
Consolidated	3,778	72	-	-	3,850
Earnings:					
Segment	1,022	(1,010)	-	-	12
Unusual	-	-	-	-	-
Consolidated	1,022	(1,010)	-	-	12
Assets	17,503	4,416	91	15,894	37,904

INDUSTRY SEGMENTS	OIL & GAS EXPLORATION & PRODUCTION $NZ'000	INVESTMENT $NZ'000	UNALLOCATED & OTHER $NZ'000	TOTAL $NZ'000
Revenue	3,778	72	-	3,850
Earnings				
Segment	1,022	(1,010)	-	12
Unusual	-	-	-	-
Consolidated	1,022	(1,010)	-	12
Assets	33,385	4,519	-	37,904

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY
[Note (VIII) attached has particular relevance for the preparation of this statement]

		CONSOLIDATED		
		At end of cu-rrent half year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly As shown in last Half Yearly Report $NZ'000
10	**CURRENT ASSETS**			
	(a) Cash	4,299	4,927	2,053
	(b) Receivables	1,753	1,991	4,454
	(c) Investments	-	-	-
	(d) Inventories	-	-	-
	(e) Other	-	-	-
	(f) TOTAL CURRENT ASSETS	6,052	6,918	6,507
	NON-CURRENT ASSETS			
	(g) Receivables	942	1,459	1,831
	(h) Investments	206	441	1,079
	(i) Inventories	-	-	-
	(j) Property, plant and equipment	9,669	10,416	11,072
	(k) Intangibles	21,035	19,149	19,004
	(l) Other	-	-	-
	(m) TOTAL NON-CURRENT ASSETS	31,852	31,465	32,986
	(n) TOTAL ASSETS	37,904	38,383	39,493
11	**CURRENT LIABILITIES**			
	(a) Accounts payable	293	142	92
	(b) Borrowings	-	-	-
	(c) Provisions	57	70	95
	(d) Other - unearned income	858	964	1,096
	(e) TOTAL CURRENT LIABILITIES	1,208	1,176	1,283
	NON-CURRENT LIABILITIES			
	(f) Accounts payable	-	82	-
	(g) Borrowings	-	-	-
	(h) Provisions	75	-	77
	(i) Other - unearned income	942	1,459	1,831
	(j) TOTAL NON-CURRENT LIABILITIES	1,017	1,541	1,908
	(k) TOTAL LIABILITIES	2,225	2,717	3,191
	(l) NET ASSETS	35,679	35,666	36,302
12	**SHAREHOLDERS' EQUITY**			
	(a) Share capital	83,774	83,774	81,894
	(b) Reserves (i) Revaluation reserve	-	-	-
	(ii) Other reserves	-	-	1,880
	(c) Retained profits (accumulated losses)	(48,095)	(48,108)	(47,472)
	(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	35,679	35,666	36,302
	(e) Outside equity interests in subsidiaries	-	-	-
	(f) TOTAL SHAREHOLDERS' EQUITY	35,679	35,666	36,302

STATEMENT OF CASH FLOWS FOR HALF YEAR

[See Note (IX) attached]

		Current half year NZ$'000	Previous corresponding Half year $NZ'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
	(a) Receipts from customers	3,823	5,221
	(b) Interest received	75	78
	(c) Dividends received	1	17
	(d) Payment to suppliers and employees	(1,946)	(2,701)
	(e) Interest paid	-	(360)
	(f) Income taxes paid	(138)	(622)
	(g) Other - Exploration, Evaluation and Development	(2,303)	(7,870)
	(h) NET OPERATING CASH FLOWS	(488)	(6,237)
14	**CASH FLOWS RELATED TO INVESTING ACTIVITIES**		
	(a) Cash proceeds from sale of property, plant and equipment	-	7,557
	(b) Cash proceeds from sale of equity investments	-	850
	(c) Loans repaid by other entities	-	-
	(d) Cash paid for purchases of property, plant and equipment	-	(19)
	(e) Interest paid - capitalised	-	-
	(f) Cash paid for purchases of equity investments	235	-
	(g) Loans to other entities	-	(246)
	(h) Other – Saga litigation settlement including legal fees	-	1,026
	(i) NET INVESTING CASH FLOWS	235	9,168
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
	(a) Cash proceeds from issues of shares, options, etc	-	-
	(b) Borrowings	-	-
	(c) Repayment of borrowings	-	(4,043)
	(d) Dividends paid	-	-
	(e) Other	-	-
	(f) NET FINANCING CASH FLOWS	-	(4,043)
16	**NET INCREASE (DECREASE) IN CASH HELD**	(253)	(1,112)
	(a) Cash at beginning of half year	4,822	3,048
	(b) Exchange rate adjustments to Item 16(a) above	(374)	-
	(c) CASH AT END OF HALF YEAR	4,195	1,936

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes ______________________________

____

Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current half year $NZ'000	Previous corresponding half year $NZ'000
Cash on hand and at bank	15	72
Deposits at call	4,180	1,864
Bank Overdraft	-	-
Other (provide details)	-	-
TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]	4,195	1,936

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

	EQUITY EARNINGS	
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	Current half year NZ$'000	Previous Corresponding half year $NZ'000
(a) OPERATING *PROFIT (LOSS) BEFORE ABNORMAL ITEMS AND TAX		
(b) Abnormal items	N/A	N/A
(c) Less tax		
(d) OPERATING *PROFIT (LOSS) AFTER TAX		
(e) i) Extraordinary items (gross)		
ii) Less tax		
iii) Extraordinary item's (net)		
(f) OPERATING *PROFIT (LOSS) AND EXTRAORDINARY ITEM'S AFTER TAX		
(g) Less dividends paid to group		
(h) NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(G) ABOVE)		

*Delete as required

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percent of ordinary shares held at end of half year		Combinations of operating *profit (loss) and extraordinary items after tax	
Equity accounted associated companies	Current half year	Previous corresponding half year	Current half year $NZ'000	Previous Corresponding Half year $NZ'000
			Equity Accounted	
N/A				
Other material interests			Not Equity Accounted	
			-	-
	-	-	-	-
	-	-	-	-

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current half year $NZ'000	Previous corresponding half year $NZ'000
Carrying value of investments in associated companies (CV)		
Share of associated companies' retained profits and reserves not included in CV:	N/A	N/A
Retained profits		
Reserves		
Equity carrying value of investments		

*Delete as required

20. Basis of Preparation of the Accounts

The half-year financial statements are general purpose financial reports made out in accordance with Australian Accounting Standard AASB 1029; Interim Financial Reporting.

It is recommended that the half-year report is read in conjunction with the Annual Financial Statements of Cue Energy Resources Limited at 30 June 2002 together with any public announcement made by Cue Energy Resources Limited and its controlled entities during the half-year ended 31 December 2002 in accordance with the continuous disclosure obligations.

For the purposes of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period.

The accounting policies adopted by the entities in the economic entity are consistent with those of the previous financial year.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the financial half-year. If the carrying amount of non-current assets exceed the recoverable amount the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The company has prepared this financial report on the going concern basis which assumes the realisation of assets and the extinguishment of liabilities in the normal course of business at the amounts stated in the financial statements.

21 Post Balance Date Events

Update for Heads of Agreement Signed for Oyong Gas

Subsequent to balance date a Heads of Agreement has been signed for the sale of the entire gas reserves of the Oyong field in the Sampang PSC Indonesia.

There were no other significant events subsequent to balance date.

22 ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current half year:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current half year:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current half year:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

23 **DIVIDEND:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

24 **ANNUAL MEETING** (if full year report)

(a) To be held at ______________________ (Location)

(b) Date ______________ Time ______________

(c) Approximate date of availability of Annual Report ______________

If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting.

(signed by) Andrew Knox
Public Officer

10 February 2003

SPENCER & CO

chartered accountants

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

Scope

We have reviewed the consolidated financial report of Cue Energy Resources Limited and its controlled entities in the form of Appendix 1 of the New Zealand Stock Exchange ("NZSE") Listing Rule 10.4. The financial report includes the consolidated financial statements of the consolidated entity comprising Cue Energy Resources Limited and the entities it controlled at the end of the half-year or from time to time during the year. The company's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with NZSE Listing Rule 10.4, and in order for the company to lodge the financial report with the NZSE.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report of Cue Energy Resources Limited is not properly drawn up:

(a) so as to give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and its performance for the half-year then ended on that date; and

(b) in accordance with NZSE Listing Rule 10.4.

SPENCER & CO
Chartered Accountants

J.G McDONNELL
Partner
Melbourne

7 February 2003

A.B.N. 47 428 422 072
P O Box 165 Collins Street West Victoria 8007 Australia
114 William Street Melbourne Victoria 3000 Australia
Telephone: (613) 9602 3955 Facsimile: (613) 9602 4486